File No. 070-09179

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                    FORM U-1
                ------------------------------------------------
                           APPLICATION OR DECLARATION
                                      under

                 The Public Utility Holding Company Act of 1935
                ------------------------------------------------
                            WPS Resources Corporation
                             700 North Adams Street
                                 P. O. Box 19001
                        Green Bay, Wisconsin  54307-9001

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)
                ------------------------------------------------

                                      None

                 (Name of top registered holding company parent
                         of each applicant or declarant)
                ------------------------------------------------

                                 Larry L. Weyers
                      President and Chief Executive Officer
                            WPS Resources Corporation
                             700 North Adams Street
                                 P. O. Box 19001
                        Green Bay, Wisconsin  54307-9001

                   (Names and addresses of agents for service)
                ------------------------------------------------

            The Commission is requested to mail signed copies of all
              orders, notices and communications to the following:

                             Michael S. Nolan, Esq.
                                 Foley & Lardner

                            777 East Wisconsin Avenue
                        Milwaukee, Wisconsin  53202-5367

             1. Applicant hereby amends Item 3. B. 2. b) ii) by adding the following paragraphs thereto:

             The territories currently served by the Public Service gas and electric systems overlap to a significant extent. Approximately 76% of Public Service gas customers are also electric customers, with approximately 39% of Public Service customers receiving both gas and electric service from Public Service. Most of the areas served by the Public Service gas system are either overlapped by or adjacent to territories served by the Public Service electric system, and all of the gas service territories are in close proximity to Public Service's electric service territories.

             Significant synergies with concomitant financial efficiencies characterize the two systems, and system operations are coordinated to a significant degree. The two systems share administrative and sales facilities, equipment, motor vehicles, and personnel. The systems also share utility rights of way and trenches for customer connections. Joint operations include financial and accounting services, billing and collection, customer call center for emergency and other services, vehicle maintenance, meter reading, utility installation locator service (i.e., digger's hotline), and utility mapping. In overlapping service territories, Public Service jointly markets its gas and electric service. Public Service's service and emergency response personnel are trained to, and provide service to, both systems and both gas and electric customers.

        WPSR's request for early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was granted by the Federal Trade Commission on July 9, 1998.

                                    SIGNATURE

             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment to Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                      WPS Resources Corporation


                                      By: /s/ Patrick D. Schrickel
                                           Patrick D. Schrickel,
                                           Executive Vice President

                                      Date:  September 28, 1998